The Original Lincoln Logs Ltd.
                         Riverside Drive
                      Chestertown, NY 12817











                                                   August 6, 1997





Special Situations Fund III, L.P.
153 East 53rd Street, 51st Floor
New York, New York 10022
Attn: Austin W. Marxe



Dear Mr. Marxe:

          This is to confirm the agreement between Lincoln Logs Ltd. (the "Company") and you relating to (a) the nomination of two of your nominees as directors, subject to approval by the Board of Directors, to be elected as part of the Company's slate of directors (the "Slate") at the Company's 1997 Annual Meeting of Shareholders (the "Annual Meeting") and (b) your and our support of the entire Slate. In connection therewith, the Company has agreed to postpone the Annual Meeting, originally scheduled to be held on August 11, 1997, and to reschedule such Annual Meeting not later than September 12, 1997, in order to effect the following:

          1. establish the size of the Company's Board of Directors at six directors;

          2. select four nominees for election to the Board from the current directors, two of whom shall be Richard C. Farr and John D. Shepherd;

          3. include two of your nominees in the Slate to be proposed for election at the rescheduled Annual
          Meeting; and

          4. have the foregoing subject to and contingent upon your (and your affiliates') agreement to vote for the Slate at the Annual Meeting.

          In furtherance of the foregoing, the Company will file with the Securities and Exchange Commission an amendment to its previously filed proxy materials to its shareholders in connection with the rescheduled Annual Meeting. The Company will promptly provide you with all such filings and any press releases or other documents relating to the foregoing. Promptly thereafter, you will deliver an irrevocable proxy (subject to our compliance with the agreement contained herein) consistent with paragraph (4) of this letter.

          Enclosed please find a copy of the minutes of a Special
Meeting of the Board of Directors of the Company held on July 30, 1997, certified by the Secretary of the Company reflecting terms of the foregoing.

                              Very truly yours,



                              /s/ Leslie M. Apple
                              __________________________
                              Leslie M. Apple
                              Member of the Office of
                                Chief Executive


Acknowledged and Agreed to:



/s/ Austin W. Marxe
__________________________
Austin W. Marxe
Dated: August 14, 1997